EXHIBIT 99.1

Hydrogenics Contracted by Shell Oil Products (US) to Service California Hydrogen Refuelers

Contract Expands Hydrogenics' Position in Potential Growth Market

MISSISSAUGA, Ontario, Oct. 17, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the company has been contracted by Shell Oil Products US (Alternative Energies) to provide inspection and maintenance services for four existing hydrogen vehicle refuelers in Southern California.

The three-year contract, effective immediately, represents the largest service contract to date attained by Hydrogenics' service group dedicated to hydrogen refueling installations. In Southern California, Hydrogenics currently has service contracts for three other refuelers - South Air Quality Management District headquarters (Diamond Bar), US Navy at Camp Pendleton (Ocean Side) and City of Burbank. With this new contract Hydrogenics now delivers services, under contract and otherwise, for approximately half of the region's 18 hydrogen refuelers.

The customer-focused offerings of Hydrogenics' technical servicing teams in both North America and Europe are core to the company's growth plan for its electrolyzer hydrogen generation business.

"A Hydrogenics strength in our electrolysis business has always been our expert and responsive service which ensures that our hydrogen refueler installations continuously deliver high performance and safety. As well, our team's depth of knowledge allows us to increasingly extend services for refuelers that were not originally designed and built with Hydrogenics technology. In either case, we build important relationships for our electrolyzer business while taking advantage of existing capabilities and resources that we can readily deploy, always with full confidentiality," said Daryl Wilson, President and CEO of Hydrogenics.

Today Southern California has the world's largest concentration of hydrogen vehicles on the road while other parts of the United States and Europe also continue to add to their numbers. Accessible, reliable and safe hydrogen refueling is critical to this growth.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com